RenovoRx, Inc.

2570 West El Camino Real, Suite 320

Mountain View, California 94040

VIA EDGAR

August 13, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Jenn Do

Vanessa Robertson

Re:	RenovoRx, Inc. Form 10-K for the fiscal year ended December 31, 2024 Form 10-Q for the quarterly period ended March 31, 2025 File No. 001-40738

Dear Ms. Do and Ms. Roberston:

RenovoRx, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter, dated July 29, 2025, received by the Company from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) related to our Form 10-K for the fiscal year ended December 31, 2024 and Form 10-Q for the quarterly period ended March 31, 2025 previously filed with the Commission.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Form 10-Q for the period ended June 30, 2025 (the “June Form 10-Q”), which we expect to file with the Commission on August 14, 2025.

Form 10-K for the fiscal year ended December 31, 2024

Controls and Procedures, page 87

1.	We have read your response to comment 1. Notwithstanding the correction of the typo referring to “December 31, 2022” which relates specifically to the evaluation of disclosure controls and procedures only, you were required to provide a management report on internal control over financial reporting (ICFR) beginning with your Form 10-K for the year ended December 31, 2023, as that was when your transition period of being a newly public company ended. The information provided on pages 87-88 under section (b) of this Item 9A. does not constitute a management report on ICFR as it does not comply with the disclosure requirements of Item 308(a) of Regulation S-K. Therefore, please tell us management’s assessment of effectiveness of ICFR as of December 31, 2024 and, as previously requested, confirm that you will revise your future filings to provide management’s conclusion regarding the effectiveness of your internal control over financial reporting.

The Company thanks the Staff for its comment and acknowledges that, notwithstanding the Company’s overall disclosures in Item 9A of the referenced Form 10-K regarding the material weaknesses identified by our management and the steps to remediate the same, Item 9A, section (b) of the referenced Form 10-K does not contain a required statement of management’s conclusion regarding the effectiveness of the Company’s internal control over financing reporting.

In light of the Staff’s comment, the Company confirms that (i) our management’s assessment and conclusion regarding the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 was that such internal control was not effective as of such date for the reasons disclosed and (ii) its Item 9A, section (b) disclosures in its Annual Report on Form 10-K for the fiscal year ending December 31, 2025 and future applicable filings shall contain a required statement of management’s assessments and conclusions of the Company’s internal control over financial reporting and otherwise properly comply with Item 308(a) of Regulation S-K.

Form 10-Q for the quarterly period ended March 31, 2025

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 16

Results of Operations, page 20, page 90

2.	We have read your response to comment 2. You have told us, among other things, that “all commercial costs for the production of the RenovoCath device in connection with our commercialization program are capitalized on the balance sheet or charged as cost of goods sold on the income statement.” However, you disclose on page 21 that you anticipate selling, general and administrative expenses to increase during 2025 as you progress with your commercialization activities for your RenovoCath device. Please address the following:

●	Please tell us the amount and the nature of the commercial costs that were charged to cost of goods sold for the four most recent quarters and explain how these costs are appropriately classified as cost of goods sold. Refer to ASC 330-10-30. Consider enhancing your disclosure of these amounts in future filings.

●	Also, tell us and consider revising your future filings to identify the nature of the increased expenses in selling, general and administrative related to the commercialization of your RenovoCath device.

As noted in the text of the referenced Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company only first generated revenue from commercial sales of RenovoCath devices during the quarter ended December 31, 2024. The amount charged to cost of goods sold during the quarter ended March 31, 2025 was $94,000 and represents the costs related to the RenovoCath devices sold during the quarter, which are primarily third-party manufacturing costs, including shipping and handling costs. The nature of the costs classified as cost of sales are in line with inventoriable costs (i.e. costs incurred to bring the RenovoCath device to its existing condition and location) pursuant to ASC 330-10-30.

The costs associated with the sales of RenovoCath devices during the quarter ended December 31, 2024, totaled $2,000 and were expensed as research and development in prior periods as part of the Company’s clinical trial, No commercial sales or cost of goods sold were recorded prior to the quarter ended December 31, 2024.

Furthermore, we confirm we will revise our disclosures regarding cost of goods sold in future filings (including the June Form 10-Q), to the effect of the following:

Cost of Revenue

Cost of revenue consist of costs associated with the sales of RenovoCath devices and represents primarily third-party manufacturing costs and shipping and handling costs. Prior to the commencement of RenovoCath commercial sales during the quarter ended December 31, 2024, all costs of manufacturing to produce RenovoCath devices were allocated to our TIGeR-PaC Phase III clinical trial study and expensed as research and development in prior periods.

The Staff is further advised that we anticipate selling, general and administrative expenses to increase to some degree during 2025 as we hire additional sales and marketing personnel, to support our commercialization and sales strategy to include, in general, expenses such as payroll and related benefits, share-based compensation expense, travel expenses, and marketing expenses. We further confirm that we will clarify our disclosures related to these expenses accordingly in the June Form 10-Q and other future filings.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Lawrence A. Rosenbloom, Esq., at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Ronald B. Kocak
Ronald B. Kocak
VP Controller and Principal Accounting Officer

cc:	Lawrence A. Rosenbloom, Esq.